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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

        [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR

        For Period Ended:  March 31, 1998

        [ ] Transition Report of Form 10-K

        [ ] Transition Report on Form 20-F

        [ ] Transition Report on Form 11-K

        [ ] Transition Report on Form 10-Q

        [ ] Transition Report on Form N-SAR

        For the Transition Period Ended:__________________________________


        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
___________________


                    INTERNATIONAL PRECIOUS METALS CORPORATION
             (Exact name of registrant as specified in its charter)

            Ontario (Canada)                         86-0766060
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

            4633 South 36th Place                     85040
            Phoenix, Arizona                         (Zip Code)
(Address of principle executive office)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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        (c)     The accountant's statement or other exhibit required by Rule
                12b-25(C) has been attached if applicable.



State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

The Company could not file this report without unreasonable effort or expense because it has restructured it's internal organization and is in the process of completing a financing which will fund the preparation of such reports.


(1) Name and telephone number of person to contact in regard to this notification:

        John A. Yellich, CEO (602) 414-1830

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [ X ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [   ] Yes    [ X ] No

                If so, attach an explanation of the anticipated change, both narratively and quantitatively, and,, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


INTERNATIONAL PRECIOUS METALS CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      5/14/98                        By: /s/ John A. Yellich
     ------------------------------------    -----------------------------------
                                                  John A. Yellich

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall by typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.